Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Penn Virginia Operating Co., LLC

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,			January 1, 2001 Through October 30,	October 30, 2001 through December 31,	Year Ended December 31,	Three Months Ended March 31,
	1998	1999	2000	2001	2001	2002	2003
Earnings
Pre-tax income	$ 13,171	$ 13,385	$ 16,842	$ 19,113	$ 3,677	$ 24,686	$ 5,514
Fixed charges	415	4,010	7,670	7,027	274	1,786	800
Total Earnings	$ 13,586	$ 17,395	$ 24,512	$ 26,140	$ 3,951	$ 26,472	$ 6,314

Fixed Charges
Interest expense	$ —	$ —	$ —	$ —	$ 269	$ 1,758	$ 785
Interest expense - affiliate	379	3,980	7,670	7,003	—	—	—
Rental Interest Factor	36	30	29	24	5	28	15
Total Fixed Charges	$ 415	$ 4,010	$ 7,699	$ 7,027	$ 274	$ 1,786	$ 800

Ratio of Earnings to Fixed Charges	32.8x	4.3x	3.2x	3.7x	14.4x	14.8x	7.9x